UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Opiant Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

683750103

(CUSIP Number)

Dr. Michael Sinclair
c/o Opiant Pharmaceuticals, Inc.
201 Santa Monica Blvd., 5th Floor
Santa Monica, CA 90401
(310)-598-5410

with a copy to:

David C. Schwartz, Esq.
DLA Piper LLP (US)
51 John F. Kennedy Parkway
Suite 120
Short Hills, NJ 07078
(973) 520-2550

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683750103
1.	Names of Reporting Person. Dr. Michael Sinclair
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United Kingdom

 Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 707,720
8.	Shared Voting Power: 37,450

9.	Sole Dispositive Power: 707,720
10.	Shared Dispositive Power: 37,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 745,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.0% (1)

14.	Type of Reporting Person (See Instructions): IN

 (1) Based on 2,535,766 shares of common stock outstanding as of December 31, 2017.

EXPLANATORY NOTE

This statement on Schedule 13D (the "Schedule 13D") is a late filing, which is being made pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On December 31, 2013, Dr. Michael Sinclair, the former Executive Chairman and current Chairman of the Board of Directors (the “Reporting Person”) of Opiant Pharmaceuticals, Inc. (the “Issuer”), was granted three fully-vested options to purchase an aggregate of 135,000 shares of common stock, $0.001 par value per share, of the Issuer (“Common Stock”), and (when combined with a fully-vested option to purchase 60,000 shares of Common Stock granted to the Reporting Person on December 31, 2012), as such, was required to file a Schedule 13D in connection with such grants (which grant is in addition to a prior fully-vested option to purchase 60,000 shares of Common Stock granted to the

Reporting Person on December 31, 2012) as a beneficial owner of greater than 5% of the Issuer’s Common Stock, and any amendments thereto upon subsequent material changes to his beneficial ownership of shares of Common Stock. On March 31, 2017, the Reporting Person forfeited certain shares of Common Stock underlying options and warrants granted to him on December 31, 2012 and December 31, 2013. The Reporting Person currently holds options to purchase an aggregate of 575,000 shares of Common Stock, directly owns 132,720 shares of Common Stock and owns 37,450 shares of Common Stock indirectly by (i) Proton Therapy USA, a entity owned jointly by the Reporting Person and his son (5,000 shares); (ii) one pension fund (10,000 shares); (iii) a second pension fund (2,000 shares); (iv) Clearsearch Ltd., an entity who holds the shares for the benefit of the Reporting Person (2,650 shares); (v) Eastkings Pension Fund, an entity which holds the shares for the benefit of the Reporting Person’s wife (7,800 shares); and (vi) Penelope K. Sinclair (10,000 shares), representing an aggregate beneficial ownership of approximately 24.0% of the Issuer’s Common Stock as of December 31, 2017. Information included in this Schedule 13D for dates prior to, and after, December 2014 give effect to a 1:100 reverse split.

Item 1. Security and Issuer.

This filing on Schedule 13D relates to the shares of Common Stock of the Issuer, whose principal executive offices are located at 201 Santa Monica Boulevard, 5th Floor, Santa Monica, CA 90401. The Reporting Person is filing this Schedule 13D to report information regarding the number and interests of securities of the Issuer beneficially owned by him.

Item 2. Identity and Background.

(a) This report is filed by the Reporting Person, an individual.

(b) The Reporting Person’s business address is c/o Opiant Pharmaceuticals, Inc., 201 Santa Monica Blvd., 5th Floor
Santa Monica, CA 90401.

(c) The Reporting Person’s principal occupation is the Chairman of the Board of Directors of the Issuer. The Issuer’s business address is 201 Santa Monica Blvd., 5th Floor, Santa Monica, CA 90401.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person’s beneficial ownership of shares of the Common Stock described in this Schedule 13D was largely acquired through a series of transactions involving personal funds as well as grants of stock options by the Issuer in connection with the employment of the Reporting Person as Executive Chairman of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Person does not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him either in the open market or in privately negotiated transactions. The Reporting Person may also obtain additional shares of Common Stock upon the exercise of the stock options described in Item 5 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of February 28, 2018, the Reporting Person beneficially owned 745,170 shares of Common Stock, or 24.0% of the total outstanding shares of Common Stock as of December 31, 2017.

(b) With respect to the Reporting Person’s beneficial ownership of Common Stock, he has sole voting and dispositive power over 707,720 shares of Common Stock, of which (i) 132,720 shares are held by the Reporting Person directly and (ii) 575,000 shares of Common Stock are exercisable within 60 days of the date of this Schedule 13D. The Reporting Person has shared voting and dispositive power over 37,450 shares of Common Stock, of which (i) Proton Therapy USA, a entity owned jointly by the Reporting Person and his son, owns 5,000 shares; (ii) one pension fund owns 10,000 shares; (iii) a second pension fund owns 2,000 shares; (iv) Clearsearch Ltd., an entity who holds the shares for the benefit of the Reporting Person, owns 2,650 shares; (v) Eastkings Pension Fund, an entity which holds the shares for the benefit of the Reporting Person’s wife, owns 7,800 shares; and (vi) Penelope K. Sinclair holds 10,000 shares.

(c) The Reporting person did not effect any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 28, 2018

By: /s/ Dr. Michael Sinclair
Name: Dr. Michael Sinclair

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)